Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)
(Unaudited)
For the Years Ended May 31, 2006, 2005, 2004, 2003, and 2002

	2006	2005	2004	2003	2002
Margin (loss) prior to cumulative
effect of change in accounting principle	$95,746	$122,974	$(200,390)	$651,970	$78,873
Add: Fixed charges	962,656	926,790	928,215	943,767	892,902
Margins available for fixed charges	$1,058,402	$1,049,764	$727,825	$1,595,737	$971,775
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$962,656	$926,790	$928,215	$943,767	$892,902
Total fixed charges	$962,656	$926,790	$928,215	$943,767	$892,902

Ratio of margins to fixed charges	1.10	1.13	-	1.69	1.09

For the year ended May 31, 2004, earnings were insufficient to cover fixed charges by $200 million.